BYS Daily

Pro Forma Financial Statements	2017	2018	2019	2020	2021
Revenue					
Transaction Fees	1,130,087	8,593,389	20,558,627	36,150,653	57,878,361
Ads/Licensing	0	29,826	169,187	400,890	816,110
Total Revenue	**1,130,087**	**8,623,215**	**20,727,814**	**36,551,543**	**58,694,471**
Total Direct Costs	45,462	202,274	434,104	772,668	1,215,422
Gross Margin	**1,084,625**	**8,420,941**	**20,293,710**	**35,778,875**	**57,479,049**
Operating Expenses					
Development	255,000	16,000	12,000	12,000	12,000
Data & Hosting	45,462	202,274	434,104	772,668	1,215,422
Marketing	273,600	1,486,431	5,024,411	10,248,665	17,400,724
Operating (Wages, Lease)	351,900	916,000	1,832,000	2,712,000	3,592,000
CC Fees, Discounts, Referrals	252,247	1,227,209	2,732,643	4,751,665	7,493,055
Contingency	47,441	201,591	637,116	1,307,300	2,252,920
Total Operating Expenses	1,225,650	4,049,505	10,672,274	19,804,299	31,966,121
Operating Income (Loss)	**-141,025**	**4,371,436**	**9,621,435**	**15,974,576**	**25,512,928**
Total Other Income	0	0	0	0	0
Pre-Tax Profit (Loss)	-141,025	4,371,436	9,621,435	15,974,576	25,512,928
Income Taxes	0	1,555,061	3,418,883	5,694,063	9,087,639
Net Income (Loss)	**-141,025**	**2,816,375**	**6,202,552**	**10,280,513**	**16,425,289**
EBITDA (Loss)	**-141,025**	**2,816,375**	**6,202,552**	**10,280,513**	**16,425,289**

The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived, and it is expected that each prospective investor will pursue his, her, or its own independent investigation. It must be recognized that estimates of the Company's performance

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